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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                              (Amendment No. 3 ) *


                              AIRNET SYSTEMS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON SHARES, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   009417-10-6
                           --------------------------
                                 (CUSIP Number)

                                    INSERT 1A
                                    ---------

                                 NOT APPLICABLE
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


               / /  Rule 13d-1(b)

               / /  Rule 13d-1(c)

               /x/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Schedule 13G Page 1 of 5 Pages

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1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                Gerald G. Mercer


2.     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) ___

                                                                  (b) ___
3.     SEC USE ONLY



4.     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.     SOLE VOTING POWER
                 3,270,048

6.     SHARED VOTING POWER
                   -0-

7.     SOLE DISPOSITIVE POWER
                 3,270,048

8.     SHARED DISPOSITIVE POWER
                   -0-

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 3,270,048

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)                                [   ]


11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   28.4%

12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

                         Schedule 13G Page 2 of 5 Pages

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ITEM 1(a).  NAME OF ISSUER.

           AirNet Systems, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

           3939 International Gateway
           Columbus, Ohio 43219

ITEM 2(a).  NAME OF PERSON FILING.

           Gerald G. Mercer

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

           3939 International Gateway
           Columbus, Ohio 43219

ITEM 2(c).  CITIZENSHIP.

           United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

           Common Shares, par value $0.01 per share

ITEM 2(e).  CUSIP NUMBER.

           009417-10-6

ITEM 3.

           Not Applicable

ITEM 4.  OWNERSHIP.

           (a)      Amount beneficially owned:  3,270,048  common shares
                    (1)(2)

           (b)      Percent of class:  28.4% (1)

           (c)      Number of shares as to which the reporting person has:

                    (i)      Sole power to vote or to direct the vote:

                             3,270,048 common shares (1)(2)

                    (ii)     Shared power to vote or to direct the vote:

                             None

                         Schedule 13G Page 3 of 5 Pages

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                    (iii)    Sole power to dispose or to direct the
                             disposition of:

                             3,270,048 common shares (1)(2)

                    (iv)     Shared power to dispose or to direct the
                                    disposition of:

                             None

--------------------


                (1)      As of December 31, 1999.

                (2)      Of such 3,270,048 common shares, 104,000
                           common shares are subject to options exercisable within 60 days of December 31, 1999.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

            Not Applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY OR CONTROL PERSON.

            Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

            Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

ITEM 10.  CERTIFICATIONS.

            Not Applicable

                         Schedule 13G Page 4 of 5 Pages

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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 /S/ Gerald G. Mercer
                                                 ------------------------------
                                                 Gerald G. Mercer


Dated:  January 26, 2000

                         Schedule 13G Page 5 of 5 Pages